Filed by Twilio Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-37806

Subject Company: SendGrid, Inc.

Commission File No.: 001-38275

Date: October 15, 2018

The following is a transcript of the audio recording of a conference call that took place on October 15, 2018 regarding the strategic transaction. The audio recording was made available on Twilio Inc.’s website on October 16, 2018.

VIAVID
communications simplified.

Twilio Inc.

Signing of Definitive Agreement to Acquire SendGrid

October 15, 2018

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

C O R P O R A T E   P A R T I C I P A N T S

Greg Kleiner, Vice President, Investor Relations and Treasurer, Twilio Inc.

Jeff Lawson, Chief Executive Officer and Co-Founder, Twilio Inc.

Sameer Dholakia, Chief Executive Officer, SendGrid

Lee Kirkpatrick, Chief Financial Officer, Twilio Inc.

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Mark Murphy, JPMorgan

Taylor Reiners, Piper Jaffray & Company

Pat Walravens, JMP Securities

Michael Turrin, Deutsche Bank

Ittai Kidron, Oppenheimer

Rishi Jaluria, D.A. Davidson & Company

Nikolay Beliov, Bank of America Merrill Lynch

Tom Roderick, Stifel Nicolaus

P R E S E N T A T I O N

Operator:

Good afternoon and welcome to the Twilio Signs Definitive Agreement to Acquire SendGrid Conference Call. My name is Chantal and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. I will now turn the call over to Greg Kleiner, Vice President of Investor Relations and Treasurer. Mr. Kleiner, you may begin.

Greg Kleiner:

Thank you. Good afternoon everyone and thanks for joining us on such short notice. As you’ve seen by now, we’ve announced the signing today of a definitive agreement to acquire SendGrid. Joining me today to discuss the transaction are Jeff Lawson, Twilio’s Co-Founder and CEO; Sameer Dholakia, SendGrid’s CEO, and Lee Kirkpatrick, Twilio’s CFO.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Please note that both companies are still in the quiet period post the third quarter and will report earnings on November 6th. We will not be discussing third quarter results for either company at this time beyond the commentary provided in the announcement press release issued earlier today. In addition, since the acquisition is not expected to close until the first half of 2019, we will not be providing detailed guidance for the combined entity at this point.

Some of our discussion and responses to your questions may contain forward-looking statements including, but not limited to, statements regarding our future performance, including our market opportunity and market trends, the anticipated benefits from the proposed combination, our ability to integrate the companies, customer adoption of our products, the benefits from our business model, our delivery of new products or product features, and our ability to execute on our combined vision. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identifying forward-looking statements.

All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on Management’s current expectations, assumptions, estimates and beliefs. While Twilio believes these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Finally, the discussion regarding the acquisition is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for any offer materials that Twilio and its acquisition subsidiary will file with the SEC. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction involving Twilio and SendGrid will be submitted to the stockholders of Twilio and SendGrid for their consideration. In connection with the proposed transaction between Twilio and SendGrid, Twilio intends to file a Registration Statement on Form S-4 and joint proxy statement/prospectus forming a part thereof, and each of Twilio and SendGrid will mail the joint proxy statement/prospectus to their respective stockholders. This report is not a substitute for the Registration Statement and joint proxy statement/prospectus that Twilio and SendGrid will file with the SEC or any other documents that Twilio or SendGrid may file with the SEC, or send to stockholders of Twilio or SendGrid, in connection with the proposed transaction.

Before making any voting decision, Twilio’s and SendGrid’s respective investors and stockholders are urged to read the Registration Statement and joint proxy statement/prospectus, including any amendments or supplements thereto, regarding the proposed transaction when they become available because they will contain important information.

Investors and security holders will be able to obtain free copies of the Registration Statement, the joint proxy statement/prospectus when available, and other relevant documents filed or that will be filed by Twilio or SendGrid with the SEC through the website maintained by the SEC at www.sec.gov. They may also be obtained for free by contacting Twilio Investor Relations by email at ir@twilio.com or by phone at 415-801-3799 or by contacting SendGrid Investor Relations by email at ir@sendgrid.com or by phone at 720-588-4496, or on Twilio’s and SendGrid’s websites at investors.twilio.com and investors.sendgrid.com, respectively.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

With that, I’d now like to turn the call over to Jeff.

Jeff Lawson:

Thank you Greg and welcome everyone. We are incredibly excited to announce this proposed acquisition. The rationale is quite simple — by adding the leading email API provider to the Twilio family, we believe we can create the unquestioned platform of choice for developers and businesses looking to transform their customer engagement. This is an important day for the employees, customers and shareholders of both companies as the combined company can accomplish this mission much faster than either could accomplish on our own.

The two companies have a great deal in common. We share the same vision, the same model, and the same values. We share the same vision to create powerful communications experiences for businesses by enabling developers to easily embed communications into the software they are building. Ultimately, our mission — to fuel the future of communications — requires us to power all of the key communications channels for our customers. We started Twilio by building voice, then SMS, video, web and mobile chat, channels like Facebook Messenger, WhatsApp and more. Along the way, email has always been something that customers have asked us about. We’ve always realized its importance as a vital communications channel for companies around the world. SendGrid’s TAM is currently estimated at over $10 billion.

Since the launch of our Engagement Cloud, we are increasingly having higher level, more strategic conversations with executives about how to reinvent their customer engagement, and more often, these discussions are touching upon email as well. This has become even more apparent since the launch of Flex, our contact center application platform, as email is consistently one of the top requests from customers in our beta program. Throughout the years, we’ve always seen SendGrid, doing an amazing job for their customers and in the developer community, so it’s a natural extension of our strategy.

We share the same model as well. For both of us, it starts by empowering the developer through a low-friction, go-to-market model. You can see the power of this in our financial statements, but it also shows in the developer community. I’m very proud of the reputation that we’ve built over the years with developers through an open, honest, and authentic engagement model, and I think it’s fair to say that one of the few companies that has also succeeded in winning the hearts and minds of developers is SendGrid.

The parallel in our models also extends to the evolution of our products as well. We started with the Programmable Communications Cloud, and then evolved to add the Engagement Cloud to drive higher level functionality, still in a programmable way, and SendGrid did the same. They started with an email API, and are now adding value to their customers at a higher level through a marketing campaigns product. The alignment of our products is remarkable, both at the Programmable Communication Cloud layer and at the higher level Engagement Cloud layer as well.

Finally, we share the same values as well. SendGrid has their Four Hs, and we have our Nine Things, but at the core the individual values share a lot of the same concepts — a devotion to customer success, humility, and honesty. This shared culture was key in our consideration leading up to this deal.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

To all of the Gridders listening in today, I look forward to meeting you over the coming months. I believe this is going to be an amazing combination and I can’t wait to see what we can build together.

So what does the future look like? SendGrid will continue to run as an independent unit with the existing management team intact and Sameer leading the way. We’re excited to add the SendGrid talent to the Twilio family. SendGrid’s business is working quite well, and we have no intention of disrupting that motion.  There are also a number of areas where we see significant revenue and go-to-market opportunities. like energizing the combined developer communities and cross-selling across both organizations.

So with the same mission, the same model and the same values, the power of this combination is obvious. We are the leading [cloud] communications platform, powering voice, messaging, video and more, and by adding the leading email API provider as well, we can accelerate our mission to fuel the future of communications.

Sameer, let me turn the call over to you.

Sameer Dholakia:

Thanks, Jeff. This is indeed an amazing day for SendGrid customers, employees, and shareholders. Our vision has always been to be the world’s most trusted customer communications platform and I couldn’t be more excited as we work towards combining our companies to solve even more problems for our customers. Email is indeed a vitally important communications channel for customers around the world, and when combined with Twilio’s platform, the opportunities for collaboration across our product lines and cross-selling throughout both customer bases are just tremendous. This combination can allow us to fulfill our vision significantly faster than we could have accomplished by ourselves.

I’d like to thank all the Gridders for all of your hard work to get us to this point in our story of which I am so proud, and I believe this next chapter will be even more exciting.

We’ve also been humbled to serve our more than 74,000 customers, thanks to you for the trust you have placed in us thus far in our journey, and I believe deeply that our newly combined company can enable you to be even more successful driving engagement and growth with your end customers. I echo Jeff’s sentiment; I can’t wait to see what we can build together.

Now, let me hand the call over to Lee.

Lee Fitzpatrick:

Thank you Sameer. We are all excited as well. Under the terms of the definitive agreement, Twilio will acquire SendGrid for approximately $2 billion dollars. This will be an all-stock transaction at an exchange ratio of 0.485 Twilio shares per SendGrid share. This equates to approximately $36.92 per share for SendGrid shareholders based on today’s closing prices. The acquisition is expected to close the first half of 2019.

Our two companies have a powerful financial profile. If you annualize the Q2 2018 non-GAAP results for both companies, you get revenue of $734 million dollars, gross margin of 59%, and an operating profit of $18 million dollars. As Greg mentioned earlier, we will not be providing updated guidance at this point for either company’s Q3 results, or what the combination will look like at closing. Both companies will report their Q3 earnings as regularly scheduled.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

I will point out that business remains very healthy at both Twilio and SendGrid. As part of the announcement today, both companies have communicated that they have exceeded the guidance presented as part of their respective Q2 earnings cycle.

You should expect our priorities to remain the same. We are focused on revenue growth rather than operating margin expansion, given the tremendous opportunity ahead of us. Our goal will be to create revenue synergies. There is an opportunity for cross-selling across both customer bases, and applying best practices from our go-to-market teams. Just note that it will take some time to put these plans in motion. It is not our goal to create expense synergies, as any savings would be reinvested in supporting the growth of the combined entity.

We will present combined guidance upon closing. We encourage you to review SendGrid’s most recent public results and financial guidance, including their comments regarding their long-term outlook.

With that, I’d like to open up the call for questions.

Operator:

At this time I would like to remind everyone in order to ask a question, press star, then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from Mark Murphy with JPMorgan. Your line is open.

Mark Murphy:

Thank you. I believe that together you’re going to have more than 100,000, and I’m curious I guess how we should think about the overlap between the customer bases, especially when we look at the enterprise customers.

Jeff Lawson:

Thanks, Mark. This is Jeff. Obviously we were curious about that as well and we hired a third-party firm to do some preliminary analysis of just that question, and we believe that the customer overlap is relatively small and that’s part of the reason why we believe that we can deliver some nice revenue synergies over time.

Mark Murphy:

Okay. So, Sameer, SendGrid has executed very well, as has Twilio, and the companies just have so many parallels, I think people have wondered out loud in the past about this combination. I’m curious for you, what did your decision tree look like? I guess selling for the 14% premium and it’s all stock versus seeing where SendGrid shares maybe would have ended up if you had continued to grow the top line at 25% or 30%, something like that, for a few more years, how did you reason your way through that?

Sameer Dholakia:

Thanks, Mark. The decision for us—and there’s a very important part of this which is the 100% stock transaction, and that was critical to us. We were not looking to end the value creation. We believe deeply that this pro forma company is going to create a lot of shareholder value in the future and as owners in the company of this new pro forma company we’re going to be able to enjoy in that for all of our existing shareholders. So, that was a big part of the logic in doing the transaction.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Mark Murphy:

Okay. One final one. Lee, you disclosed that both companies are going to exceed their Q3 guidance, and I there’s not going to be much detail beyond that. But just given the extreme volatility that we’ve had in technology stocks, especially in the last couple of weeks, could any of you comment on whether the spending environment maybe felt any different in any way at all in September, or whether in the last couple of weeks these topics of interest rates or trade and tariff is kind of having any tangible impact on any of your customers or end markets?

Lee Fitzpatrick:

Hi Mark. As you said, they’re not going to go into any more detail. We will talk about Q3 results as scheduled on November 3rd and November 6th, however we did want to make it pretty clear that both companies continue their strong execution so that’s why we made that statement.

Mark Murphy:

Thank you very much.

Operator:

Your next question comes from Alex Zukin with Piper Jaffray. Your line is open.

Taylor Reiners:

Hi. Thanks for taking my questions. This is Taylor Reiners on for Alex. My question was mostly centered around why now, and then given the synergies around marketing and selling to developers, how are you thinking about the potential for sales and marketing synergies going forward and could it be possible to accelerate SendGrid’s growth profile? Thanks.

Jeff Lawson:

This is Jeff. I’ll answer why now. We’ve had email on the back of our mind for a long time. We’ve been seeing SendGrid execute and it’s something that we have been hearing from our customers. But I would say that as we’ve executing our go-to-market, as we’ve been moving our products up into the Engagement layer of things, we started having more strategic conversations with our customers and executives at our customers and we are hearing more and more that need and that desire by customers to want to bring all of their most strategic communications under one platform and to buy them from one company, and to be able to integrate those even more easily, and that’s why this has increasingly made more and more sense as time has gone on as we’ve continued that execution.

Was there a second part to your question, Taylor?

Taylor Reiners:

Yes. I was just wondering is there a potential—just given the synergies around sales and marketing, do you see—could you talk about that a little bit more? Is there a possibility to see SendGrid’s growth rate kind of accelerate from where it’s at right now?

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Jeff Lawson:

Sure. I can answer that. We do see revenue synergies here to be had. Obviously the ability to cross-sell each other’s products into each other’s customer bases, we think that that is going to provide us a lot of opportunities, but of course it will take some time to unlock that. It’s a long-term playbook so I wouldn’t expect that to unfold overnight.

Taylor Reiners:

Excellent. Thank you.

Operator:

Your next question comes from Pat Walravens with JMP Securities. Your line is open.

Pat Walravens:

Great. Thank you. I have two. My first one is sort of technical so I’m not sure who to have answer it, but I mean Byron is on both boards and owns—if I’m doing my math right, close to 20% of SendGrid, so how did you guys adjust for that in making this decision?

Jeff Lawson:

Well, Byron recused himself of all aspects of this conversation, as you could imagine he would, and so this was a decision that was made completely independent of Byron. We also have Jeff Epstein on our board who has an affiliation with Bessemer; he was also recused, so this decision was made completely by the two companies without the involvement of anyone related to Bessemer.

Pat Walravens:

Okay. That’s the easy one. The second part, Jeff, is the rationale, totally, right? No brainer. The $2 billion, I don’t know, right? If we gave you $2 billion, could you have built something similar?

Jeff Lawson:

Well, I think the value that we see in this combination is the sizeable customer base that SendGrid has that is already powering part of the most strategic communications through SendGrid. So in addition to the technology here, there’s also the sizeable customer base, the momentum that SendGrid has that makes this combination particularly powerful to create the unquestioned leader in the space. Sure, you know, anything with time and money is possible, but it just pushes out the time frame for you to get that value and we see this as an opportunity to accelerate our lead in the market and to create that platform for customer engagement that we’ll just be unquestioned as the leader.

Pat Walravens:

Got it. Great, thank you.

Operator:

Your next question comes from Michael Turrin with Deutsche Bank. Your line is open.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Michael Turrin:

Hey guys, thanks for taking my question. I just kind of wanted to follow on what Pat was just asking with maybe a bit of a different twist. When you’re talking about the strategic rationale behind this transaction and what Twilio gains from owning SendGrid versus partnering, I just wanted to maybe hear a little bit more color there, and what made email potentially a more difficult channel or further down the roadmap as a channel that you build out versus some of the other solutions you’ve already laid onto the platform.

Jeff Lawson:

Absolutely. We started Twilio with sort of the real-time communications, like the phone call and then from there we went into SMS, which was kind of natural because it also hung off the same phone number that you might use for phone calls. Then we looked at other forms of real-time communication. You think about the phone call which has voice; video is a natural extension. Then the messaging apps, or chat, web and mobile chat is a natural extension of SMS. So, we’ve listened to our customers and extended our product in natural ways that is adjacent to our existing products quite naturally at every step of the way.

Meanwhile, while we were doing that, SendGrid was executing on the email front. I think they were executing on email in parallel to us executing on these other real-time communications channels that are grounded in more of the telecommunications background. So, it’s more of a matter of we were focused on the markets that we were, with a sizeable TAM. They were focused on the markets that they were with their sizeable TAM, doing that in parallel and now is the right time and it makes sense to bring those together to create the yet larger platform.

Michael Turrin:

Okay, that’s great. Thanks.

Operator:

Your next question comes from Ittai Kidron with Oppenheimer. Your line is open.

Ittai Kidron:

Hi guys. First of all, congratulations. People seem to have forgot to mention that. I did want to ask about the technology side of the equation. Jeff, you’ve been very proud about the super network that you’ve kind of built, the fuzzy logic and the behind that makes everything work. Is there any way to for Send to leverage the app or vice versa in a way that gives you even more pricing power out there and improves margins longer term?

Jeff Lawson:

It’s interesting, Ittai. I think the parallels between our businesses actually go beyond what we’ve even spoken to so far because it also goes down into the technical execution of these products. I mean just like building a global super network to power voice and SMS with the world’s carriers, email has a similar dynamic of deliverability with the world’s ISPs. So Sameer and team have built this super network, if you will, of email delivery which it takes a tremendous amount of expertise and technology to be able to deliver on, and so I think the parallels there are pretty substantial.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Ittai Kidron:

Interesting. (cross-talking).

Sameer Dholakia:

I was just going to add …

Ittai Kidron:

Go ahead.

Sameer Dholakia:

For some of the other folks on the phone, the complexity in building that email infrastructure at scale to be able to deliver 45 billion emails per month to ISPs with very sophisticated machine learning systems that sit at the edge of their networks to ensure that a customer’s email makes it into the inbox is (inaudible) and that’s taken us nearly a decade to build out to get the coverage on the long tail of these inbox service providers around the world, and I think a huge part of why each of us respectively never went into the other’s markets; we looked over at building a super network with hundreds of carriers globally around the world and that looked very difficult to do and I think we’re saying the same is true on the other side.

Ittai Kidron:

Got it. Maybe a follow-up on this? As you look at your individual R&D plans, as they were laid out for the next couple of years, did any of you have any plans to tiptoe into each other’s backyard and would those expenses now be something that could be pushed to the bottom line, or you think more likely reinvest it in other areas? Now that you can be honest about it.

Jeff Lawson:

I think strategically (phon) but from a financial impact standpoint I don’t believe there’s anything that’s meaningful to talk about.

Ittai Kidron:

I got it. Very good, all right. Congrats guys. Good luck.

Jeff Lawson:

Thank you.

Sameer Dholakia:

Thank you.

Operator:

Your next question comes from the line of Rishi Jaluria with D.A. Davidson. Your line is open.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Rishi Jaluria:

Hey guys, thanks for taking my questions. Two quick ones. First, I mean SendGrid as I look through some of the investments here, 99% self-service business. Obvious Twilio is on the self-service, developer-focused model but probably a little bit different. Can you give us a sense for how you would think about maybe changes or adaptations and the go-to-market for SendGrid? Then I have a follow-up from there.

Jeff Lawson:

Yes, absolutely. This is Jeff. What we see in our developer first go-to-market is really the core motion that we have is taking that self-service developer-led energy and then turning it over time into larger and larger, more strategic initiatives inside of our customers’ business, and I don’t see any reason why that same approach, that same motion won’t work for SendGrid’s products as it has worked for Twilio’s products over time.

Rishi Jaluria:

Got it, okay. As we look through SendGrid, a meaningful—I mean the biggest chunk of their revenue is going to email API side, but as you alluded to in the earlier part, there’s a big percentage of their revenue that’s coming from email marketing and campaign. Can you give us a sense for maybe how that promotional side of the business fits in with Twilio as being this core cloud communications platform as a whole? Thanks.

Jeff Lawson:

I think what you may be getting at there, Rishi, is how a marketing campaign fits into the Engagement Cloud vision for (cross-talking).

Rishi Jaluria:

That’s right.

Jeff Lawson:

… squarely fit into that. How do we help build on top of these very powerful APIs and the communication layers that bely them, to help transform our customers engagement model with their end user? So, how do you orchestrate these digital conversations that scale across multiple channels? That would be an opportunity for the marketing campaigns that plots, I think, very nicely, logically and conceptually with the work that Twilio has been doing here at the Engagement Cloud.

Rishi Jaluria:

I’ve got it. Thanks.

Operator:

Again, if you would like to ask a question, press star, then number one on your telephone keypad. Your next question comes from Nikolay Beliov with Bank of America. Your line is open.

Nikolay Beliov:

Hi guys. Thanks for taking my question and congrats. If both companies, both Twilio and SendGrid move up to higher level product, Twilio Flex, that introduces a new set of competitors, and SendGrid marketing campaigns, maybe you guys are beginning to compete more with Salesforce in that target. How do you guys need to tweak the go-to-market motion to be able to compete with that style of new competitors?

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Jeff Lawson:

This is Jeff. Yeah, I mean I think our go-to-market motion is working and we keep investing in it, which is that the magic of our model is that it’s a developer first go-to-market, so the developers are the ones bringing us into their organizations to come and solve problems that they see that they can solve with their code. As they do, the developers get the ball rolling and that leads us to more and more deeper integrations into the company as well as more strategic problems we can solve for the company. So, our developer first go-to-market is working quite nicely and we continue to scale it up into companies of really every shape and size.

What started maybe 10 years ago with the tech first Silicon Valley companies, we’re really seeing play out in companies of every shape and size and every vertical, where as they have to compete in a digital world, they hire software developers and those software developers bring in Twilio and SendGrid to help solve those problems. Then that gets our foot in the door and allows us to have a conversation about how they’re seeing the world, what problems they need solved and how APIs and our strategy can actually be a better way for them to solve those problems, and it’s working very nicely.

Nikolay Beliov:

Yes, I realize that but when you go and sell like a 3,000 user call center deal or millions of emails competing with Salesforce exact targets, it’s probably a new set of a buyer like Head of Marketing or like Customer Service (inaudible) and the developer kind of like pushing for that type of engagement with you guys.

Jeff Lawson:

Yes, well, what you’ve seen, for example, with our Engagement Cloud and with Twilio Flex is that this same developer motion gets the process started inside of a customer as it has with core APIs, and even our Flex customers, generally speaking the developers are the early advocates of using Twilio inside of the company.

Now, I agree with you that if it’s a multi-thousand person contact center, the developer is not the one making the final decision, absolutely. But to actually get the ball rolling, become that internal champion to socialize and champion the idea inside the company and then having our sales team come in and work with developers and work with the rest of the people in the organization, the other stakeholders, that’s a powerful motion and I think you’re seeing that play out not just at Twilio and SendGrid but other sort of API developer type organizations like AWS as well, it’s a powerful motion. It starts tactically but it can become very strategic in these big purchases that companies are making, but it’s really powerful to have that developer be the internal advocate and be pushing for the solution.

By the way, it’s not just the advocacy of the developer; it’s the fact that you can take and prototype out the idea and be able to show that off internally as on one side we can kind of trust slideware, but on the other side we’ve got a working prototype that we can actually look at and feel and play with, put in front of some customers even before we make the decision, that’s powerful because that de-risks a decision for a company. I think that that motion, that developer first, that lower friction, easy to play with, easy to prototype, lower the barriers, that is the essence of that developer first go-to-market that we’ve seen be so successful in a variety of scenarios.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Nikolay Beliov:

Thank you. That’s helpful. From a developer perspective, my understanding is if you know Java you can read the full documentation and then you can be programming Twilio into the application the same day or the next day. I’m not familiar with SendGrid. Is there like a developer needs to go through a different process and is it relatively more easier or more difficult to program SendGrid versus Twilio?

Sameer Dholakia:

Thanks for the question. It’s nearly identical. From the beginning, the ease of use, ease of deployment, ease of prototyping is in core. We had a whole initiative that we called Sign Up for Send which is from the time somebody hits our website to be able to have the system sending emails on their behalf through their applications needed to be done literally in hours or less. It’s the exact same sentiment and at the soul of what we are trying to do: empower these developers, make it easy so that they can get started and seeing value same day.

Nikolay Beliov:

Got it. Thank you guys.

Operator:

Your next question comes from Tom Roderick with Stifel. Your line is open.

Tom Roderick:

Hey gentlemen, thanks for the chance to ask my question here. I’ll echo my sentiments in saying congratulations on the deal; it makes a ton of sense.

Sameer, we’ve spent a lot of time together. I know you’ve taken this question a lot, when would you possibly get into the messaging market, get into Twilio’s backyard, and Jeff I’m sure you’ve got the same question from the other side about email. Now that you don’t have to answer those questions any more, I’m curious about how you think about some of the other channels going forward. Whether that’s social, in-app, notifications, all sort of places you can go, but as you think about your (inaudible) customers, what’s the future look like as you sort of expand into next generation of notifications and messaging by other additional channels?

Jeff Lawson:

Hey Tom, this is Jeff. I guess I’ll take over answering that question now. With Twilio, we already have a plethora of these channels built into our platform, right? So in addition to voice and SMS, we have Facebook Messenger, we have WhatsApp. We have a variety of those chat applications. We also have in-app chat for web and mobile, in-app video, Google RCS, and so we’ve got a plethora of these channels already built into our platform that allow us to power really any kind of communications inside of apps, outside of apps, inside of their app, inside of the social apps. Every variety, every permutation there we’re converging on being able to power because what we find in our customer base is that our customers’ enterprises need to follow their customers and follow their customers’ preferences of where they want to communicate with brands and companies. Every company who is trying to keep up with this ever-increasing pace of technological evolution, it is incredibly hard. So by investing in one platform that covers all the different mediums where they might meet their customers is tremendously valuable for our customers.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Sameer Dholakia:

Yes. That proliferation, Tom, of channels, places over which end users or consumers are wanting to get their messaging, or engage with the brands they love, it just continues, and so I think having a single platform, a single company that can provide that was a huge part of the logic for us coming together.

Tom Roderick:

Perfect. Jeff, just a quick follow-up on that, since you have a number of the channels already checked off. I’m curious if you could just help me understand sort of what B2C versus B2C and FD2B (phon) mix is on your side. I know for SendGrid of course it was more B2C centric, but going forward, there’s a broad applicability as we’ve seen in some other businesses out there, software to take this to the corporate and enterprise market for real-time alerts, notifications, critical messaging. How do you think about that prospect?

Jeff Lawson:

Absolutely. I think similarly most of our customers tend to be using Twilio to engage with their customers. While we do have some customers that are using it for more internal workflows or internal collaboration scenarios, I think the vast majority of Twilio’s customers take Twilio and use it in some way, shape or form to communicate better with their customers and that’s what we call customer engagement.

The reason is sort of obvious, right? The way in which you communicate with your customers is incredibly strategic. That’s one of the most important things that companies do is build a great voice with their customers, highly engaging, great customer experiences, I mean those are the words you hear coming out of the mouths of the C-suite at nearly every consumer company about how they’re going to differentiate the market and how they’re going to have customers love working with their brand and their product.

Unlike collaboration, which is sort of the behind the firewall internal thing—there are a lot of use cases there, don’t get me wrong—but it’s sort of generally a little less strategic for most companies.

The other thing I’ll say is it probably skews for both of our models towards consumer because we both have usage-based revenue models, so while we have companies who use Twilio and I’m sure SendGrid internally, they’re probably less—we see them as less revenue because their numbers are just smaller, and so the Engagement customer use cases will just sort of bubble to the top of our consciousness because of that.

Sameer Dholakia:

Yes, completely agree. The B2C certainly continue to be large. B2B, the business case is SaaS companies, other platforms, they may want to use us as infrastructure needs are certainly great opportunities and have been and we’ll continue to serve those, but I agree with Jeff; the predominant, the volume and therefore the revenue and the transaction based model comes from these B2C (inaudible).

Tom Roderick:

Outstanding. Really helpful. I look forward to following the evolution. Thank you guys.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

Twilio Inc. — Signing of Definitive Agreement to Acquire SendGrid, October 15, 2018

Sameer Dholakia:

Thanks, Tom.

Operator:

There are no further questions at this time. Thank you for participating in today’s conference. You may now disconnect.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com